FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 27, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Increase in Govt Facility dated November 27, 2003




27 November 2003


                               BRITISH ENERGY PLC


                      ("British Energy" or the "Company")

                     INCREASE IN GOVERNMENT CREDIT FACILITY


British Energy announces that it has today agreed with the Secretary of State for Trade and Industry (the "Secretary of State") a temporary increase in the amount of the credit facility initially provided to the Company on 9 September 2002 (the "Government Facility") from the current level of GBP200 million to GBP275 million, subject to formal documentation.

As previously announced, the Company is facing short term pressures on liquidity resulting from the combined effect of seasonality, the recent unplanned outages at Sizewell B (which returned to service on 15 November 2003) and Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased volatility of electricity prices. Taken together with other initiatives, this temporary increase in the Government Facility will provide the Company with additional financial flexibility.

The temporary increase in the Government Facility will only be available until the earlier of the receipt by British Energy of the proceeds from the disposal of its 50 per cent. interest in AmerGen Energy Company, LLC ("AmerGen") and 22 February 2004.

A circular to shareholders convening an Extraordinary General Meeting to approve the disposal of the Company's interest in AmerGen will be sent to shareholders shortly.


Contacts:

Paul Heward        +44 (0)1355 262 201  (British Energy, Investor Relations)
Andrew Dowler      +44 (0)20 7831 3113  (Financial Dynamics, Media)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 27, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations